UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

NOBLE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units representing

Limited Partner Interests

(Title of Class of Securities)

65506L105

(CUSIP Number)

Mary A. Francis

Corporate Secretary and Chief Governance Officer

Chevron Corporation

6001 Bollinger Canyon Road, San Ramon, CA 94583

(925) 842-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on the number of Common Units (90,358,036) issued and outstanding as of August 24, 2020.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on the number of Common Units (90,358,036) issued and outstanding as of August 24, 2020.

Explanatory Note: This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed on September 30, 2016 with the Securities and Exchange Commission (the “Commission”), as amended and supplemented by Amendment No. 1 filed on June 30, 2017, Amendment No. 2 filed on February 14, 2019 and Amendment No. 3 filed on November 22, 2019, relating to the common units (“Common Units”) representing limited partner interests in Noble Midstream Partners LP (the “Issuer” or “Partnership”), a Delaware limited partnership (such Schedule 13D as amended and supplemented, the “Original Schedule 13D”). The Original Schedule 13D is hereby supplemented by (i) Noble Energy, Inc., a Delaware corporation (“Noble”) and (ii) NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream,” and together with Noble, the “Reporting Persons”).This Amendment No. 4 is being filed to disclose material changes to the facts set forth in the Schedule 13D as a result of the consummation of the Merger (as defined in this Amendment). As a result of the Merger, Chevron (as defined in this Amendment), as the ultimate beneficial owner of the Reporting Persons’ interests in the Issuer, will file a Schedule 13D in respect of its ownership interests in the Issuer on behalf of itself and its applicable subsidiaries.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented by replacing Exhibit A thereto with Exhibit A hereto.

(d)-(e) During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following after the final paragraph:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following after the final paragraph:

On October 5, 2020, Chevron Corporation, a Delaware corporation (“Chevron”), completed its previously announced acquisition of Noble, the indirect general partner and majority unitholder of the Issuer, through the merger of Chelsea Merger Sub Inc., a direct, wholly owned subsidiary of Chevron (“Merger Subsidiary”), with and into Noble (the “Merger”), with Noble surviving and continuing as a direct, wholly owned subsidiary of Chevron.

At the effective time of the Merger, in accordance with the Agreement and Plan of Merger, dated July 20, 2020 (the “Merger Agreement”), by and among Noble, Chevron and Merger Subsidiary, each outstanding share of common stock of Noble (except as otherwise specified in the Merger Agreement) was converted into the right to receive 0.1191 of a share of common stock of Chevron, plus cash in lieu of any fractional Chevron shares that otherwise would have been issued.

As a result of the Merger, Chevron (1) indirectly, wholly owns and controls Noble Midstream GP LLC (the “General Partner”), the Issuer’s general partner, and (2) indirectly holds approximately 62.5% of the Issuer’s limited partner units.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit I hereto, and is incorporated by reference herein.

As a result of the Merger, Chevron, as the ultimate beneficial owner of the Reporting Persons’ interests in the Issuer, will file a Schedule 13D in respect of its ownership interest in the Issuer on behalf of itself and its applicable subsidiaries. The Reporting Persons will cease to file amendments to this Schedule 13D as of the date hereof.

On October 5, 2020, in connection with the consummation of the Merger, Kenneth M. Fisher, Thomas H. Walker, Rachel G. Clingman and Brent J. Smolik resigned from the board of directors (the “Board”) of the General Partner effective immediately following the consummation of the Merger.

On October 5, 2020, in connection with the consummation of the Merger, Chevron appointed Alana K. Knowles, Stephen W. Green, Colin E. Parfitt and Andrei F.B. Behdjet to the Board. Additionally, Mr. Parfitt was appointed as Chairman of the Board.

On October 5, 2020, in connection with the consummation of the Merger, the Board appointed Robin H. Fielder as President and Chief Executive Officer of the General Partner, to succeed Brent J. Smolik in such role.

Item 5.	Interests in Securities of the Issuer.

Subsection (d) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. See Exhibit A for the information applicable to Covered Individuals. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals other than, as a result of the Merger, Chevron and its subsidiaries.

Item 6.	Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following after the final paragraph:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit A	Additional Information Regarding Reporting Person (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP, dated September 20, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Noble Midstream GP LLC, dated September 20, 2016 (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement, dated September 20, 2016, by and among Noble Midstream Partners LP, Noble Midstream GP LLC, Noble Energy, Inc., Noble Midstream Services, LLC, NBL Midstream, LLC, NBL Midstream Holdings LLC, Colorado River DevCo GP LLC, Green River DevCo GP LLC, Gunnison River DevCo GP LLC, Laramie River DevCo GP LLC, San Juan River DevCo GP LLC, Blanco River DevCo LP and Blanco River DevCo GP LLC (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit E	Underwriting Agreement, dated September 14, 2016, by and among Noble Midstream Partners LP, NBL Midstream, LLC, Noble Midstream GP LLC, Noble Midstream Services, LLC, Barclays Capital, Inc., Robert W. Baird & Co. Incorporated and J.P. Morgan Securities LLC (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit F	Contribution Agreement, dated June 20, 2017, by and among the Partnership, Noble Midstream GP LLC, Noble Midstream Services, LLC, NBL Midstream, LLC and Blanco River DevCo GP LLC (filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on June 26, 2017 and incorporated herein in its entirety by reference).

Exhibit G	Second Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP, dated November 14, 2019 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 15, 2019 and incorporated herein in its entirety by reference).

Exhibit H	Contribution, Conveyance, Assumption and Simplification Agreement, dated November 14, 2019, by and among the Noble Midstream Partners LP, Noble Midstream GP LLC, Noble Energy, Inc., Noble Midstream Services, LLC, NBL Midstream, LLC and NBL Midstream Holdings LLC (filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 15, 2019 and incorporated herein in its entirety by reference).

Exhibit I	Agreement and Plan of Merger, dated as of July 20, 2020, by and among Chevron Corporation, Chelsea Merger Sub Inc., and Noble Energy, Inc. (filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K/A filed with the Commission on July 22, 2020 and incorporated herein in its entirety by reference).

Exhibit J	Joint Filing Statement (filed as Exhibit G to the Partnership’s Amendment No. 2 to Schedule 13D filed with the Commission on February 14, 2019 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 5, 2020

NOBLE ENERGY, INC.

By:	/s/ Kari H. Endries
Name: Kari H. Endries
Title: Vice President and Secretary

NBL MIDSTREAM, LLC

By:	/s/ Aaron G. Carlson
Name: Aaron G. Carlson
Title: Vice President and Secretary